UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 25, 2013

Press release

Luxottica: Group’s solid growth is confirmed by record quarterly results

Net sales in the second quarter of 2013 exceeded Euro 2 billion (+9.4% at constant exchange rates2)

Operating margin is a record 18.4%3,5

Milan (Italy), July 25, 2013 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today and approved the consolidated results for the second quarter and the six months ended June 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

Second quarter of 20131

(in millions of Euro)	2Q 2013	2Q 2012	Change

Net sales	2,018	1,882	+7.2%	(+9.4% at constant exchange rates2)

Wholesale Division	880	788	+11.6%	(+13.9% at constant exchange rates2)

Retail Division	1,138	1,094	+4.0%	(+6.3% at constant exchange rates2)

Operating income	362	330	+9.7%

Adjusted [3,5]	371	330	+12.4%

Net income attributable to Luxottica Group stockholders	212	194	+9.4%

Adjusted [3,5]	218	194	+12.5%

Earnings per share	0.45	0.42	+7.6%
Adjusted [3,5]	0.46	0.42	+10.6%

Earnings per share in US$	0.59	0.53	+9.6%
Adjusted [3,5]	0.60	0.53	+12.7%

First half of 20131

(in millions of Euro)	1H 2013	1H 2012	Change

Net sales	3,882	3,670	+5.8%	(+7.6% at constant exchange rates2)

Wholesale Division	1,661	1,515	+9.6%	(+11.7% at constant exchange rates2)

Retail Division	2,221	2,155	+3.0%	(+4.7% at constant exchange rates2)

Operating income	636	563	+13.0%
Adjusted [3,5,6]	645	585	+10.4%

Net income attributable to Luxottica Group stockholders	371	323	+15.0%
Adjusted [3,5,6]	377	338	+11.7%

Earnings per share	0.79	0.70	+13.2%
Adjusted [3,5,6]	0.80	0.73	+9.8%

Earnings per share in US$	1.03	0.90	+14.6%
Adjusted [3,5,6]	1.05	0.95	+11.2%

Operating performance for the second quarter and the first half of 2013

Luxottica’s solid growth continued throughout the first half of 2013 with a new record for net sales, which exceeded Euro 2 billion in the second quarter of the year, increasing from Euro 1,882 million in the second quarter of 2012 to Euro 2,018 million (+9.4% at constant exchange rates2). Profitability increased and the adjusted operating margin3 reached 18.4%5 the highest ever in Luxottica’s history. During the first six months of 2013, net sales reached Euro 3,882 million (+7.6% at constant exchange rates2).

“We are proud to announce a record second quarter and we once again achieved excellent results, exceeding the goal of Euro 2 billion in net sales and achieving a record 18.4%3,5 in operating margin. The generation of Euro 200 million in free cash flow3 is a further improvement on the exceptional results reported in 2012. This year, we have arrived at the half-way point very satisfied. Our team is working with determination and passion and we are happy with the excellent quarterly results which are also due to our vertically integrated and geographically diversified business model.” commented Andrea Guerra, Luxottica’s Chief Executive Officer.

“In the second quarter of 2013, Luxottica achieved positive results in all of the primary geographic markets in which we are present. In recent months, all of our divisions contributed substantially to these record results. In particular, Europe performed very well in the quarter: Mediterranean markets returned to providing a positive performance and yielding excellent growth (+11% at constant exchange rates2,7), and markets in Continental Europe also achieved double-digit growth (+14.8% at constant exchange rates2,7).  We reported double-digit growth in emerging markets (+22.3% at constant exchange rates2,7) in both the Wholesale Division (+23.2% at constant exchange rates2,7) and the Retail Division (+19.7% at constant exchange rates2,7). Brazil, China, India and South-East Asia reported the strongest results during the quarter, confirming solid and consistent progress. North America achieved an increase in net sales in Dollars of 5.0%2,7, reporting an especially robust performance in the Wholesale Division (+8.4%2,7 ).

During the quarter, our brands continued their upward trend of strong and healthy development. In particular, Ray-Ban and Oakley yielded excellent performance, confirming their positive dynamic trend and organic growth as well as the effectiveness of new marketing initiatives in the period. The premium and luxury segment of our portfolio performed robustly and sales of the Armani collections fully met our expectations for the period.

The Retail Division’s performance was positive in all geographic areas. Sunglass Hut once more yielded excellent results, with an increase in comparable store sales4 of +7.3% during the quarter and in net sales of +8.9%. In particular, we are excited to announce the July 4, 2013 opening of the new Sunglass Hut flagship store in Times Square (New York City), in the heart of one of the mega-cities in which we operate, which immediately set a store sales record over a 1-day period and aims to be the first store with eight-digit sales.

These excellent results confirm that we enjoy a strong and robust business profile in a market with excellent growth prospects and we are confident that we have a solid foundation to reach our goals for 2013.”

Adjusted operating income3 for the second quarter of 2013 amounted to Euro 3715 million (Euro 330 million during the same period of the previous year, +12.4%5). The Group’s operating margin grew further, rising from 17.5% in the second quarter of 2012 to an adjusted 18.4%5 in the comparable quarter of 2013.

During the first six months of the year, adjusted operating income3 amounted to Euro 6455 million, up by 10.4%5,6 compared to Euro 5856 million in the same period of 2012. The Group’s adjusted operating margin3,5 rose from 15.9%6 during this period in 2012 to 16.6%5 in the first half of 2013.

Adjusted net income3 for the second quarter of 2013 increased to Euro 2185 million (Euro 194 million in the second quarter of 2012, +12.5%5), resulting in adjusted EPS3 (earnings per share) of Euro 0.465 (at an average €/US$ exchange rate of 1.3058). Adjusted EPS3 in U.S. dollars was US$ 0.605 in the period.

In the second quarter of 2013, the strict control of working capital enabled Luxottica to generate positive free cash flow3 in the amount of Euro 200 million compared to Euro 180 million in the second quarter of 2012. After paying dividends of Euro 274 million during the quarter, net debt3 as of June 30, 2013 was Euro 1,886 million (Euro 1,662 million at the end of 2012), with a ratio of net debt to adjusted EBITDA3,5 of 1.3x, in line with the previous quarter.

Wholesale Division

Sales performance for the Wholesale Division saw markedly positive results in Luxottica’s primary geographic areas, with double-digit growth in both the second quarter and the first six months of 2013. Emerging markets, North America and South East Asia were the geographic areas that yielded the strongest performance, along with Continental and Mediterranean Europe.

The ongoing success of Oakley and Ray-Ban in all markets; strong results in the premium segment; stellar performance from the recently formed Atelier Division; the successful launch of the Armani collections; along with the Wholesale Division’s consistent ability to promote each brand’s distinctive traits drove Luxottica’s excellent results in the second quarter and the first half of 2013 in terms of both net sales and profitability.

Specifically, total net sales for the Wholesale Division rose to Euro 880 million (+13.9% at constant exchange rates2) during the quarter and to Euro 1,661 million (+11.7% at constant exchange rates2) in the first half of the year.

The Wholesale Division’s adjusted operating income3 amounted to Euro 2425 million in the quarter, yielding an increase of 16.5%5 compared to Euro 208 million in the second quarter of 2012. The Wholesale Divisions adjusted operating margin3 increased to 27.5%5 from 26.4% in the same period of 2012.

The Wholesale Division’s adjusted operating income3 was Euro 4305 million in the first half of the year, yielding an increase of 13.1%5 compared to Euro 381 million in the first half of 2012. The Wholesale Division’s adjusted operating margin3 increased to 25.9%5 from 25.1% in the same period of 2012.

Retail Division

Net sales for the Retail Division rose to Euro 1,138 million in the second quarter of 2013 from Euro 1,094 million in the second quarter of 2012 (+4.0% at current exchange rates and +6.3% at constant exchange rates2).

Net sales for the Retail Division rose to Euro 2,221 million in the first half of 2013 from Euro 2,155 million in the first half of 2012 (+3.0% at current exchange rates and +4.7% at constant exchange rates2).

The Retail Division’s operating income for the quarter rose to Euro 180 million, with an increase of 6.0% compared to Euro 169 million of the same period of 2012. Operating margin increased from 15.5% in the second quarter of 2012 to 15.8% in the second quarter of 2013.

The Retail Division’s adjusted operating income3 for the first half of the year rose to Euro 312 million, with an increase of 6.1%6 compared to Euro 2946 million in the first half of 2012. The Retail Division’s adjusted operating margin3 increased from 13.6%6 in the first half of 2012 to 14.0% in the first half of 2013.

Comparable store sales4 in the Retail Division’s optical segment were positive with especially strong results coming from the Asia Pacific region, and excellent performance was achieved in China and in Australia where comparable store sales4 of the Group’s specialized OPSM chain grew by +7.2%.

LensCrafters in North America achieved positive growth although not fully meeting expectations (comparable store sales4 were up +1.3% in the second quarter of 2013 and up +2.5% in the first half of 2013).

Sunglass Hut, the Group’s sun specialty chain, contributed significantly to the Retail Division’s second quarter 2013 results by virtue of the successful execution of initiatives launched during the period, continued global expansion and the ability to consistently attract new consumers and involve them in the brand experience. As a result of this success, Sunglass Hut globally increased comparable store sales4 by +7.3%,, driven by excellent double digit performance in South Africa and Brazil and robust growth in the North American (+6.5%), Australia and New Zealand (+9.0%) regions.

§

The Board of Directors of Luxottica Group S.p.A. has approved a notes offering within the next 12 months equivalent to a maximum of Euro 500 million as part of the “Euro Medium Term Note Programme” which was previously authorized and announced by Group. The offer of the notes is addressed to institutional investors in certain jurisdictions excluding North America (The United States and Canada), Japan and Australia.

 §

The results for the second quarter and first six months of 2013 will be discussed today at 6:30 p.m. (CET) during a conference call with the financial community. The audio portion and related presentation will be publicly available via live webcast on our website, www.luxottica.com.

§

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

§

Luxottica Group — Contacts Cristina Parenti Group Corporate Communication and Public Relations Director Tel.: +39 (02) 8633 4683 E-mail: cristina.parenti@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 E-mail: InvestorRelations@Luxottica.com

Ana Iris Reece

Group Financial and Corporate Press Office Manager

Tel.: +39 (02) 8633 4912

E-mail: anairis.reece@luxottica.com

www.luxottica.com

Notes on the press release

(1) All comparisons, including percentage changes, are between the three-month and the six-month periods ended June 30, 2013 and June 30, 2012. As of January 1, 2013, the Group adopted the revised IAS 19 - Employee Benefits standard. Group information for prior periods has been restated in compliance with the requirements of the revised standards. As a result, the Group’s second quarter 2012 operating income and net income decreased by Euro 3.0 million and Euro 1.8 million, respectively. The Group’s first half 2012 operating income and net income decreased by Euro 5.9 million and Euro 3.6 million, respectively.

(2) Figures given at constant exchange rates have been calculated using the average exchange rates of the respective comparative period in the previous year. For further information, please see the attached tables.

(3) EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, ratio of net debt to adjusted EBITDA, adjusted net income and adjusted EPS are not measures in accordance with IAS/IFRS. For additional information on non-IAS/IFRS measures, please see the attached tables.

(4) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) The adjusted data for the first half and second quarter of 2013 does not include non-recurring costs relating to the reorganization of Alain Mikli International amounting to an approximately Euro 9.0 million adjustment to operating income (approximately Euro 6 million on an after-tax basis).

(6) The adjusted data for the first half and first quarter of 2012 does not include  non-recurring costs relating to the reorganization of the Australian retail business amounting to an approximately Euro 21 million adjustment to operating income and an approximately Euro 15 million adjustment to net income. The adjusted data as of December 31, 2012 does not include  non-recurring costs relating to the reorganization of the Australian retail business amounting to an approximately Euro 22 million adjustment to operating income and an approximately Euro 15 million adjustment to net income and a non-recurring accrual relating to Luxottica S.r.l. open tax audits for the 2007 tax year in the amount of Euro 10 million.

(7) Sales performance of Luxottica Group in the second quarter of 2013 at current exchange rates was approximately +11% in Mediterranean markets, +13.7% in Continental Europe, +19.3% in emerging markets and +19.8% for the Wholesale Division and 17.9% for the Retail Division in emerging markets. At current exchange rates, North America achieved an increase in net sales in USD of 5.0% and 8.2% in the Wholesale Division.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. Owned brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli, Arnette and REVO, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2012, Luxottica Group posted net sales of more than Euro 7.0 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- APPENDIX FOLLOWS -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2013 AND JUNE 30, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	2012 (2)	% Change

NET SALES	2,017,608	1,882,185	7.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	211,963	193,716	9.4%

BASIC EARNINGS PER SHARE (ADS)(3):	0.45	0.42	7.6%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)	2013	2012 (2)	% Change

NET SALES	2,634,593	2,411,832	9.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	276,781	248,228	11.5%

BASIC EARNINGS PER SHARE (ADS) (3):	0.59	0.53	9.6%

	2013	2012
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(2)  As of January 1, 2013, the Group adopted the revised IAS 19 Employee Benefits standard. Group information for prior periods has been restated in compliance with the requirements of the revised standard. As a result, the Group’s operating income and net income decreased by Euro 3.0 million and Euro 1.8 million, respectively, for the three-month period ended June 30, 2012.

(3) Weighted average number of outstanding shares.	472,107,228	464,240,741
(4) Average exchange rate (in U.S. Dollars per Euro).	1.3058	1.2814

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2013 AND JUNE 30, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	2012 (2)	% Change

NET SALES	3,881,728	3,670,358	5.8%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	371,197	322,692	15.0%

BASIC EARNINGS PER SHARE (ADS) (3)	0.79	0.70	13.2%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)	2013	2012 (2)	% Change

NET SALES	5,096,321	4,758,619	7.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	487,345	418,370	16.5%

BASIC EARNINGS PER SHARE (ADS)(3)	1.03	0.90	14.6%

	2013	2012
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(2)  As of January 1, 2013, the Group adopted the revised IAS 19 Employee Benefits standard. Group information for prior periods has been restated in compliance with the requirements of the revised standard. As a result, the Group’s operating income and net income decreased by Euro 5.9 million and Euro 3.6 million, respectively, for the six-month period ended June 30, 2012.

(3) Weighted average number of outstanding shares.	470,908,944	463,228,972
(4) Average exchange rate (in U.S. Dollars per Euro).	1.3129	1.2965

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2013 AND JUNE 30, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	% of sales	2012	% of sales	% Change

NET SALES	2,017,608	100.0%	1,882,185	100.0%	7.2%
COST OF SALES	(647,681)		(606,477)
GROSS PROFIT	1,369,927	67.9%	1,275,707	67.8%	7.4%
OPERATING EXPENSES:
SELLING EXPENSES	(583,232)		(562,847)
ROYALTIES	(40,163)		(35,586)
ADVERTISING EXPENSES	(133,764)		(123,429)
GENERAL AND ADMINISTRATIVE EXPENSES	(251,094)		(224,195)
TOTAL	(1,008,253)		(946,056)
OPERATING INCOME	361,674	17.9%	329,651	17.5%	9.7%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(26,284)		(36,004)
INTEREST INCOME	2,490		6,478
OTHER - NET	(4,285)		(421)
OTHER INCOME (EXPENSES)-NET	(28,080)		(29,947)
INCOME BEFORE PROVISION FOR INCOME TAXES	333,594	16.5%	299,704	15.9%	11.3%
PROVISION FOR INCOME TAXES	(120,133)		(104,743)

NET INCOME	213,461		194,961
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	211,963	10.5%	193,716	10.3%	9.4%
- NON-CONTROLLING INTERESTS	1,498	0.1%	1,245	0.1%
NET INCOME	213,461	10.6%	194,961	10.4%	9.5%

BASIC EARNINGS PER SHARE (ADS):	0.45		0.42

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.44		0.42

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	472,107,228		464,240,741

FULLY DILUTED AVERAGE NUMBER OF SHARES	476,491,055		466,494,529

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2013 AND JUNE 30, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	% of sales	2012	% of sales	% Change

NET SALES	3,881,728	100.0%	3,670,358	100.0%	5.8%
COST OF SALES	(1,293,395)		(1,229,042)
GROSS PROFIT	2,588,333	66.7%	2,441,316	66.5%	6.0%
OPERATING EXPENSES:
SELLING EXPENSES	(1,145,917)		(1,134,419)
ROYALTIES	(76,333)		(68,104)
ADVERTISING EXPENSES	(245,318)		(225,407)
GENERAL AND ADMINISTRATIVE EXPENSES	(484,275)		(450,139)
TOTAL	(1,951,842)		(1,878,069)
OPERATING INCOME	636,491	16.4%	563,247	15.3%	13.0%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(52,839)		(72,988)
INTEREST INCOME	5,037		11,895
OTHER - NET	(4,107)		(489)
OTHER INCOME (EXPENSES)-NET	(51,909)		(61,582)
INCOME BEFORE PROVISION FOR INCOME TAXES	584,582	15.1%	501,665	13.7%	16.5%
PROVISION FOR INCOME TAXES	(210,499)		(175,805)

NET INCOME	374,082	9.6%	325,860	8.9%	14.8%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	371,197	9.6%	322,692	8.8%	15.0%
- NON-CONTROLLING INTERESTS	2,885	0.0%	3,168	0.1%
NET INCOME	374,082	9.6%	325,860	8.9%	14.8%

BASIC EARNINGS PER SHARE (ADS):	0.79		0.70

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.78		0.69

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	470,908,944		463,228,972

FULLY DILUTED AVERAGE NUMBER OF SHARES	475,505,827		465,560,791

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO	June 30, 2013	December 31, 2012

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	373,378	790,093
ACCOUNTS RECEIVABLE - NET	962,703	698,755
INVENTORIES - NET	745,950	728,767
OTHER ASSETS	238,238	209,250
TOTAL CURRENT ASSETS	2,320,269	2,426,866

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,176,559	1,192,394
GOODWILL	3,187,390	3,148,770
INTANGIBLE ASSETS - NET	1,361,095	1,345,688
INVESTMENTS	55,982	11,745
OTHER ASSETS	154,566	147,036
DEFERRED TAX ASSETS	176,014	169,662
TOTAL NON-CURRENT ASSETS	6,111,605	6,015,294

TOTAL	8,431,874	8,442,160

CURRENT LIABILITIES:
BANK OVERDRAFTS	82,689	90,284
CURRENT PORTION OF LONG-TERM DEBT	115,030	310,072
ACCOUNTS PAYABLE	685,164	682,588
INCOME TAXES PAYABLE	93,268	66,350
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	88,965	66,032
OTHER LIABILITIES	594,217	589,658
TOTAL CURRENT LIABILITIES	1,659,332	1,804,984

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,061,879	2,052,107
EMPLOYEE BENEFITS	118,851	191,710
DEFERRED TAX LIABILITIES	257,846	227,806
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	116,066	119,612
OTHER LIABILITIES	60,200	52,702
TOTAL NON-CURRENT LIABILITIES	2,614,842	2,643,936

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	4,146,279	3,981,372
NON-CONTROLLING INTERESTS	11,422	11,868
TOTAL STOCKHOLDERS’ EQUITY	4,157,701	3,993,240

TOTAL	8,431,874	8,442,160

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2013 AND JUNE 30, 2012

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2013

Net Sales	1,660,987	2,220,741		3,881,728
Operating Income	421,355	311,870	(96,734)	636,491
% of Sales	25.4%	14.0%		16.4%
Capital Expenditures	67,512	86,711		154,223
Depreciation and Amortization	53,171	86,619	42,778	182,568

2012

Net Sales	1,514,999	2,155,359		3,670,358
Operating Income	380,642	272,619	(90,014)	563,247
% of Sales	25.1%	12.6%		15.3%
Capital Expenditures (1)	58,674	105,205		163,878
Depreciation and Amortization	47,599	80,424	42,625	170,647

Notes :

(1) In 2012, Capital Expenditures include Retail division finance leases of Euro 18.2 million. Capital Expenditures excluding finance leases were Euro 145.7 million.

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding non-recurring restructuring costs related to the Alain Mikli acquisition of approximately Euro 9.0 million as of June 30, 2013.

In addition, we have made adjustments to fiscal year 2012 measures for comparative purposes as described in the footnotes to the tables that contain such fiscal year 2012 data.

As of January 1, 2013, the Group adopted the revised IAS 19 Employee Benefits standard. Group information for prior periods has been restated in compliance with the requirements of the revised standard. As a result, 2012 Group’s operating income and net income decreased by Euro 5.9 million and Euro 3.6 million, respectively, for the six-month period ended June 30, 2012 and Euro 3.0 million and Euro 1.8 million, respectively, for the three-month period ended June 30, 2012.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons. We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	6M13					6M12
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS
Reported	3,881.7	819.1	636.5	371.2	0.79	3,670.4	733.9	563.2	322.7	0.70
> Adjustment for Mikli restructurring		9.0	9.0	5.9	0.01
> Adjustment for OPSM reorganization							21.4	21.4	15.0	0.03
Adjusted	3,881.7	828.1	645.5	377.1	0.80	3,670.4	755.3	584.7	337.7	0.73

Wholesale Division

	6M13					6M12
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS
Reported	1,661.0	474.5	421.4	n.a.	n.a.	1,515.0	428.2	380.6	n.a.	n.a.
> Adjustment for Mikli restructurring		9.0	9.0
Adjusted	1,661.0	483.5	430.4	n.a.	n.a.	1,515.0	428.2	380.6	n.a.	n.a.

Retail Division

	6M13					6M12
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS
Reported	2,220.7	398.5	311.9	n.a.	n.a.	2,155.4	353.0	272.6	n.a.	n.a.
> Adjustment for OPSM reorganization							21.4	21.4
Adjusted	2,220.7	398.5	311.9	n.a.	n.a.	2,155.4	374.5	294.1	n.a.	n.a.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	2Q13					2Q12
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS
Reported	2,017.6	453.7	361.7	212.0	0.45	1,882.2	412.9	329.7	193.7	0.42
> Adjustment for OPSM reorganization		9.0	9.0	5.9	0.01
Adjusted	2,017.6	462.7	370.7	217.9	0.46	1,882.2	412.9	329.7	193.7	0.42

Wholesale Division

	2Q13					2Q12
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS
Reported	880.0	260.8	233.0	n.a.	n.a.	788.2	232.2	207.7	n.a.	n.a.
> Adjustment for Mikli restructurring		9.0	9.0
Adjusted	880.0	269.8	242.0	n.a.	n.a.	788.2	232.2	207.7	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	2Q 2012	2Q 2013	6M 2012	6M 2013	FY 2012	LTM June 30, 2013
Net income/(loss)	193.7	212.0	322.7	371.2	534.4	582.9
(+)
Net income attributable to non-controlling interest	1.2	1.5	3.2	2.9	4.2	3.9
(+)
Provision for income taxes	104.7	120.1	175.8	210.5	305.9	340.6
(+)
Other (income)/expense	29.9	28.1	61.6	51.9	125.7	116.0
(+)
Depreciation and amortization	83.3	92.0	170.6	182.6	358.3	370.2
(+)
EBITDA	412.9	453.7	733.9	819.1	1,328.4	1,413.6
(=)
Net sales	1,882.2	2,017.6	3,670.4	3,881.7	7,086.1	7,297.4
(/)
EBITDA margin	21.9%	22.5%	20.0%	21.1%	18.7%	19.4%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	2Q 2012	2Q 2013(1)	6M 2012(2)	6M 2013(1)	FY 2012(3)	LTM June 30, 2013 (1) (2) (3)
Adjusted net income/(loss)	193.7	217.9	337.7	377.1	559.6	599.0
(+)
Net income attributable to non-controlling interest	1.2	1.5	3.2	2.9	4.2	3.9
(+)
Adjusted provision for income taxes	104.7	123.2	182.2	213.6	302.4	333.8
(+)
Other (income)/expense	29.9	28.1	61.6	51.9	125.7	116.0
(+)
Adjusted depreciation and amortization	83.3	92.0	170.6	182.6	358.3	370.2
(+)
Adjusted EBITDA	412.9	462.7	755.3	828.1	1,350.1	1,422.9
(=)
Net sales	1,882.2	2,017.6	3,670.4	3,881.7	7,086.1	7,297.4
(/)
Adjusted EBITDA margin	21.9%	22.9%	20.6%	21.3%	19.1%	19.5%
(=)

The adjusted figures exclude the following:

(1)	non-recurring Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.
(2)	non-recurring OPSM reorganization costs with an approximately Euro 21 million impact on operating income and an approximately Euro 15 million adjustment to net income.
(3)	(a) non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 milion adjustment to net income; and
(b) non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 10 million.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•             improve transparency for investors;

•             assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•             assist investors in their assessment of the Company’s cost of debt;

•             ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•             properly define the metrics used and confirm their calculation; and

•             share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•             EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•             EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•             EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•             EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•             EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•             EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•             The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Jun. 30, 2013	Dec. 31, 2012
Long-term debt (+)	2,061.9	2,052.1
Current portion of long-term debt (+)	115.0	310.1
Bank overdrafts (+)	82.7	90.3
Cash (-)	(373.4)	(790.1)
Net debt (=)	1,886.2	1,662.4
EBITDA (LTM and FY 2012)	1,413.6	1,328.4
Net debt/EBITDA	1.3x	1.3x
Net debt @ avg. exchange rates (1)	1,894.1	1,679.0
Net debt @ avg. exchange rates (1)/EBITDA	1.3x	1.3x

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Jun. 30, 2013 (2)	Dec. 31, 2012 (3)
Long-term debt (+)	2,061.9	2,052.1
Current portion of long-term debt (+)	115.0	310.1
Bank overdrafts (+)	82.7	90.3
Cash (-)	(373.4)	(790.1)
Net debt (=)	1,886.2	1,662.4
Adjusted EBITDA (LTM and FY 2012)	1,422.9	1,350.1
Net debt/LTM Adjusted EBITDA	1.3x	1.2x
Net debt @ avg. exchange rates (1)	1,894.1	1,679.0
Net debt @ avg. exchange rates (1)/LTM EBITDA	1.3x	1.2x

(1)         Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Adjusted figures exclude the following:

(2)         Non-recurring Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

(3)         (a) non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 million adjustment to net income; and

(b) non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 10 million.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry. In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

•             Improve transparency for investors;

•             Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•             Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•             Properly define the metrics used and confirm their calculation; and

•             Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•             The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•             Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•             Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

6M 2013
Adjusted EBITDA (1)	819
Δ working capital	(243)
Capex	(154)

Operating cash flow	422
Financial charges (2)	(48)
Taxes	(167)
Extraordinary charges (3)	(3)

Free cash flow	204

(1)         EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

(2)         Equals interest income minus interest expense

(3)         Equals extraordinary income minus extraordinary expense

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

2Q 2013
Adjusted EBITDA (1)	454
Δ working capital	12
Capex	(85)

Operating cash flow	381
Financial charges (2)	(24)
Taxes	(153)
Extraordinary charges (3)	(4)

Free cash flow	200

(1)         EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

(2)         Equals interest income minus interest expense

(3)         Equals extraordinary income minus extraordinary expense

Major currencies

Average exchange rates	Three months ended	Six months ended	Twelve months ended	Three months ended	Six months ended
per € 1	June 30, 2013	June 30, 2013	December 31, 2012	June 30, 2012	June 30, 2012

US$	1.30583	1.31286	1.28479	1.28142	1.29647

AUD	1.31895	1.29503	1.24071	1.26990	1.25586

GBP	0.85048	0.85075	0.81087	0.80998	0.82252

CNY	8.03636	8.12587	8.10523	8.10715	8.19011

JPY	128.93703	125.38685	102.49188	102.59419	103.31024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: July 26, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER